Mail Room 4561
                                                           July 19, 2018

George Syllantavos
Co-Chief Executive Officer
Stellar Acquisition III Inc.
c/o Ellenoff Grossman & Schole LLP
1345 Avenue of the Americas
New York, NY 10105

       Re:    Stellar Acquisition III Inc.
              Amendment No. 1 to Registration Statement on Form S-4 Filed June 11, 2018
              File No. 333-224227

Dear Mr. Syllantavos:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 14, 2018 letter.

General

1. The current balance in your trust account does not meet the minimum cash asset level condition set forth in the Merger Agreement. Please disclose the current status of any additional financing or modifications to the Merger Agreement that will allow the business combination to proceed.

Frequently Used Terms, page 1

2.     Please define Token Generation Event and PhunCoin.
 George Syllantavos
Stellar Acquisition III Inc.
July 19, 2018
Page 2


Questions and Answers for all Stellar Shareholders and Phunware Stockholders

Q: What will Phunware's stockholders receive in return for the acquisition of Phunware by
Stellar?..., page 18

3. We note your response to prior comment 7 and your revised disclosure that the parties are reviewing whether any amendment or waiver is required under the Merger Agreement to cure any ambiguity. To the extent the Merger Agreement is amended, please revise your disclosure to also summarize the amendment. Additionally, please clarify how you intend to determine that the token generation event or the launch of PhunCoin will not affect the merger consideration. For instance, please clarify whether you intend to segregate the funds received from the rights offering and token generation event. If you or Phunware are accepting digital assets with or in lieu of fiat currency, please tell us how you will assess your progress towards the $100 million requirement given the ongoing fluctuation in the digital asset valuations.

Risk Factors, page 40

4. You state on page 190 that PhunCoin will be a digital asset built and transacted on top of an existing blockchain technology, which you do not intend to create. Please provide a risk factor regarding your reliance on another blockchain network. For example, disclose the risks and consequences to the company if such network ceases to function, slows down in functionality, or the possible impact of any fork on PhunCoin.

5. If Regulation A is available to you in connection with the distribution of PhunCoin to consumers in exchange for their agreements to provide certain benefits to the company, including, but not be limited to, enriching their personal data with additional information and participating in marketing campaigns that will assist you to deliver increased value to customers, please consider providing risk factors related to your business model, such as risks of privacy data breach and cybersecurity attacks. Please advise how you will value such data for purposes of calculating the ability to use Regulation A for that distribution.
       Alternatively, consider revising your disclosure to make clear that you intend to distribute
       PhunCoin pursuant to an offering either registered or eligible for an exemption from registration under the Securities Act.

Stellar Proposal 1: The Redomestication Proposal

Comparison of Shareholder Rights Before and After the Redomestication, page 110

6. We note your response to prior comment 13. Please clarify whether a derivative lawsuit under the Delaware law, but alleging violations of the Securities Exchange Act of 1934, would be restricted to Delaware Chancery Court, or whether such claims may be heard in either Delaware Chancery Court or federal district courts.
 George Syllantavos
Stellar Acquisition III Inc.
July 19, 2018
Page 3


Stellar Proposal 2: The Stellar Business Combination Proposal

Background of the Business Combination, page 117

7. We note your response to prior comment 15. Please expand your discussion to provide substantive details of the negotiations between the management and advisors of Stellar and Phunware, including whether either party initially offered a differing amount of merger consideration as well as when material aspects of the merger agreement, such as the proposed token-generating event and minimum $40 million cash and cash equivalent balance for Stellar, were negotiated.

Projections, page 118

8. We note your response to prior comment 15 regarding Phunware's non-GAAP revenue projections through 2020. Please provide more detail with respect to how these projections were determined, as they represent significant growth factors of 126% in
       2018, 39% in 2019, and 38% in 2020. Additionally, please clarify the assumptions, trends, business developments and actual experience that led Phunware's management to support the projected growth factors disclosed. Further, please clarify in your prospectus, as noted in your response letter, that the Phunware revenue projections were presented on a consistent basis with Phunware's historical GAAP revenue or disclose any material differences.

Satisfaction of 80% Test, page 120

9. Your responses to prior comments 17 and 20 indicate that your board's evaluation of the fairness of the $301 million merger consideration was based, in part, on a 15-50%
       blockchain technology premium based on your "internal analysis." Please describe this
       "internal analysis," including how you derived the 15-50% premium range as well as the determination to apply the 15% value to Phunware.

Information About Phunware

PhunCoin, page 189

10. On page 190, you state that you intend to distribute PhunCoin in an offering qualified under Regulation A. It is not clear to us how you can rely on the Regulation A exemption when you have already offered or sold the rights, warrants and possibly the
       PhunCoin under another exemption from registration.

       In reviewing your disclosures, it appears to us that you or Phunware are engaged in two or three offerings in addition to the merger that is the subject of this registration statement. In this regard, it appears that Phunware has privately offered warrants to
 George Syllantavos
Stellar Acquisition III Inc.
July 19, 2018
Page 4


       purchase Series F preferred stock and a future right to receive PhunCoin. In addition, it appears that you, or Phunware, have issued in a 506(c) offering rights to receive
       PhunCoin. In order for us to better understand your ongoing offerings, please provide us with supplemental copies of your agreement(s) with the holders of the warrants and rights, such as documents relating to the Series F preferred stock financing (warrants and rights) and the 506(c) rights offering.

11. Please describe for us the material terms of both the warrants and rights issued as part of your Series F preferred stock financing and the 506(c) offering. With regard to the warrants and the rights in each of your offerings, please tell us:

           the length of the exercise period of each security, the amount of PhunCoin that will be issued for each right and by what entity (we note
           disclosure that a Phunware subsidiary will issue PhunCoin), the total amount of PhunCoin that will be issued pursuant to the
Series F rights,
           the transferability of the rights,
           the actions Series F preferred stockholders and other rights holders need to take to exercise the rights to acquire the PhunCoin, including any exercise price and payment of any exercise price,
           any other consideration the Series F holders or other right holders may receive on account of the rights beyond the receipt of PhunCoin, and the exemption from registration, if any, that will be used to issue the PhunCoin on the
           exercise of the rights.

12. Please disclose whether the rights issued to Series F to acquire PhunCoin have the same terms as the rights being issued pursuant to the proposed Rule 506(c) rights offering for
       PhunCoin.

13. Please clarify whether there are any registration rights agreements related to the
       PhunCoin underlying the rights for PhunCoin for either your Series F preferred stock financing or the rights to be sold in the proposed Rule 506(c) private offering. Please tell us what exemption from registration the issuer of PhunCoin will be eligible to rely upon for the issuance of the PhunCoin pursuant to the rights agreements and the Series F
       Preferred Stock.

14. Please expand your description of the Regulation A offering that you plan to commence approximately one year after the Rule 506(c) private rights offering has closed and explain what transactions are being registered. In this regard, please clarify whether the
       Regulation A offering is solely for additional primary issuances unrelated to the rights underlying the Series F preferred stock financing and the rights to be sold in the proposed
       Rule 506(c) private offering. If you intend on registering the PhunCoin underlying the rights being offered and sold in the private offering in reliance on Rule 506(c), please explain, supplementally, your basis for qualifying securities that are subject to an ongoing
 George Syllantavos
Stellar Acquisition III Inc.
July 19, 2018
Page 5


       offering pursuant to the rights or that, depending on the structure of the rights, may already have been sold in such private offering. Please also explain why you believe that a subsequent PhunCoin offering would be eligible under Regulation A given that the exemption is not available to existing reporting companies.

15. Please describe the terms of PhunCoin and explain how it could be and will be used in
       Phunware's platform. Please explain whether you intend to list the PhunCoin for trading on a national securities exchange or regulated alternative trading system under the federal securities laws. If yes, please clearly disclose that no such exchanges or alternative trading systems currently exist.

Our Offerings, page 191

16. Revise to clearly state that the Cryptonetworking offering is not currently available for customers and clarify what Phunware intends to do to make this available as indicated in your response to prior comment 22.

Concentration of Major Customers, page 194

17. We note your responses to prior comments 25 and 29 regarding your agreements and relationship with Fetch Media. On pages 197-198 and 213-214, you describe a dispute with Uber, a customer of Fetch Media, for which Uber refuses to pay its invoices to Fetch
       Media and Fetch Media, in turn, has withheld payment to you. Please clarify whether your agreements with Fetch Media permits Fetch Media to withhold such payments if it in turn has disputes with their respective customers. Additionally, in light of the significant amounts of revenue generated through your arrangements with Fox Networks
       Group and Fetch Media, Ltd., please disclose the material terms and related obligations of the master agreement and services legal agreements.

Management's Discussion and Analysis of Financial Condition and Results of Operations of
Phunware

Overview, page 205

18. We note revised disclosures in response to prior comment 25. Please further revise to provide clarity and context to the measures. Disclose as of what date, or over which period, the two billion Phunware IDs, one billion MAUDs, and the two trillion of database events were determined and provide comparable information for each period in which financial statements are presented. Explain your reference to "inventory" as it relates to the Phunware IDs and clarify how the MAUDs are calculated. Also, explain to us how this information drives your data subscription services revenue product line.
 George Syllantavos
Stellar Acquisition III Inc.
July 19, 2018
Page 6


Phunware, Inc. - Notes to Unaudited Condensed Financial Statements

Note 2 Summary of Significant Accounting Policies

Digital Currencies, page F-67

19. You appear to be accounting for digital currencies under the inventory accounting model.
       Please analyze for us whether your digital currencies meet the definition of an intangible asset and the consideration you gave to the application of that accounting to your digital assets. Also, tell us what you mean by time of transfer and what alternatives you considered.

Note 6 Commitments and Contingencies

Litigation, page F-70

20. With regards to the cross-complaint filed by Uber Technologies, Inc., you state that you make no predictions on the likelihood of defeating such claim. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please disclose the estimated loss or range of loss (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts), or state that such an estimate cannot be made. We refer you to ASC 450-20-50.

Note 7. Preferred Stock, page F-71

21. Tell us how you are accounting for the issuance of Series F convertible preferred stock in which investors receive a warrant to purchase Series F convertible preferred stock as well as a right to the future issuance of a certain amount of PhunCoin, and provide the specific accounting guidance you relied upon. At a minimum, please address the following in your response and revise your financial statement footnote disclosures, as appropriate:

           Tell us how you allocate the consideration received among the various instruments issued.

           Tell us how have accounted for the PhunCoin rights, citing the relevant accounting guidance followed, and the specific terms that impacted your accounting decision.

           Clarify whether you have accepted any payments in the form of digital assets subsequent to March 31, 2018. If so, describe such transactions and provide us with a breakdown of your current holdings.
 George Syllantavos
Stellar Acquisition III Inc.
July 19, 2018
Page 7


Note 11. Subsequent Events, page F-75

22. To the extent you have had material sales pursuant to the Rule 506(c) offering of
       PhunCoin Rights, please tell us how you are accounting for such Rights, citing the relevant accounting guidance followed, and revise your financial statement footnote disclosures, as appropriate. Also, tell us whether you accept payment in the form of digital assets for the purchase of PhunCoin Rights.

Proxy Card, page G-1

23. Please clarify whether the written request for redemption rights, as noted on page 25, may be given through your proxy card, as the box that provided the "Intention to Exercise
       Redemption Rights" has been removed. If not, please clarify, where applicable, how public shareholders can provide the necessary written request to redeem their public shares of Stellar.

        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or me at (202) 551-3673 with any other questions.

                                                           Sincerely,

                                                           /s/ Folake Ayoola

                                                           Folake Ayoola
                                                           Special Counsel
                                                           Office of
Information Technologies
                                                           and Services




cc:    Jeffrey W. Rubin
       Ellenoff Grossman & Schole LLP